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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: April 20, 2007	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROJECT PROGRESS, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

Royal Standard Minerals Inc. (“RSM”), April 16, 2007, Testing of the plant commenced on April 16th with a water flow test of the system. This will be followed by the processing of stockpiled material during the week of the April 16th, 2007. Currently, there is more than a four (4) month supply of stockpiled gold mineralized material that will be processed through the plant. This effort will yield important data that we believe will support the overall feasibility of the project going forward.

The Company has completed a detailed ground magnetics program of the Goldwedge deposit and property that has included the Manhattan Caldera margin. These results indicate several promising deep drill targets that the RSM plans to drill test in the near future according to Qualified Person, Roland M. Larsen. The first drill hole will test what appears to be a large intrusion (based upon the magnetic response) at depth that is in close proximity to the structures that host the gold mineralization on the Goldwedge property near the margin of the Manhattan Caldera. This portion of the system has never been drill tested.

A drilling contractor has been selected for the 2007 drilling programs, the completion of the drilling contract is expected in a few days. Initially one surface core drilling rig will commence at Goldwedge and later moved to the Railroad copper prospect in Elko County, Nevada. Advanced Drilling Ltd. is planning to have the first drill on site at Goldwedge by early May, 2007. There is also the possibility that an additional surface core rig will arrive later in May, if so, that drill will be deployed on the Railroad property at that time.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460

Visit our website at RoyalStandardMinerals.com